                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   ----------

                                  SCHEDULE 13D
                                 (RULE 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT
                                TO RULE 13d-2(a)


                                Amendment No. 11(1)


                                 Netegrity, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                     Common Stock, par value $0.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    64110P107
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                          Aryeh Davis, General Counsel
                         Pequot Capital Management, Inc.
                     500 Nyala Farm Road, Westport, CT 06880
                                 (203) 429-2200
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                 October 6, 2004
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

          Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.



                         (Continued on following pages)
                              (Page 1 of 5 Pages)


--------

(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

------------------------                                ------------------------
  CUSIP NO. 64110P107                  13D                 PAGE 2 OF 5 PAGES
------------------------                                ------------------------


--------------------------------------------------------------------------------

1.    NAMES OF REPORTING PERSONS          Pequot Capital Management, Inc.

      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)     06-1524885
--------------------------------------------------------------------------------

2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------

3.    SEC USE ONLY

--------------------------------------------------------------------------------

4.    SOURCE OF FUNDS*

      OO
--------------------------------------------------------------------------------

5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   [ ]
--------------------------------------------------------------------------------

6.    CITIZENSHIP OR PLACE OF ORGANIZATION
      Connecticut, United States of America
--------------------------------------------------------------------------------

                            7.      SOLE VOTING POWER
                                           0
                            ----------------------------------------------------

        NUMBER OF           8.      SHARED VOTING POWER
         SHARES                            2,651,180
      BENEFICIALLY          ----------------------------------------------------
      OWNED BY EACH
        REPORTING           9.      SOLE DISPOSITIVE POWER
       PERSON WITH                         2,651,180
                            ----------------------------------------------------

                            10.     SHARED DISPOSITIVE POWER
                                           0
--------------------------------------------------------------------------------

11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      2,651,180

--------------------------------------------------------------------------------

12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
      SHARES*                                                                [ ]

--------------------------------------------------------------------------------

13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      6.92%

--------------------------------------------------------------------------------

14.   TYPE OF REPORTING PERSON*

      IA
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

     This Amendment No. 11 to Schedule 13D amends and restates in its entirety the Schedule 13D filed by Pequot Capital Management, Inc., a Connecticut corporation, with the Securities and Exchange Commission on August 9, 2001. This Amendment No. 11 is being filed to report the execution of a Stockholder Agreement by each of Pequot Private Equity Fund, L.P., a Delaware limited partnership ("PPE") and Pequot Offshore Private Equity Fund, Inc., a British Virgin Islands corporation ("PPEO", and together with PPE, the "Funds" and the "Stockholders") with Computer Associates International, Inc. ("Computer Associates") and Nova Acquisition Corp., a wholly-owned subsidiary of Computer Associates ("Merger Sub") (the "Stockholder Agreements"), whereby the Stockholders have agreed to vote all their beneficially owned shares of common stock, par value $.01 per share (the "Common Stock"), of Netegrity, Inc. ("Netegrity") in favor of adoption of that certain Merger Agreement dated as of October 6, 2004 by and among Computer Associates, Merger Sub and Netegrity (the "Merger Agreement") and against any other proposal or offer to acquire Netegrity.

ITEM 1.  SECURITY OF THE ISSUER.

     The class of securities to which this Schedule relates is the Common Stock of Netegrity, a Delaware corporation, whose principal executive offices are located at 201 Jones Road, Waltham, Massachusetts 02451.

ITEM 2.  IDENTITY AND BACKGROUND.

(a) - (f)

     This statement is being filed on behalf of Pequot Capital Management, Inc., a Connecticut corporation (the "Reporting Person"). The Reporting Person is an investment advisor registered under the Investment Advisors Act of 1940, and acts as investment adviser to certain managed accounts over which the Reporting Person exercises discretionary authority (the "Accounts"). The address of the principal business and office of the Reporting Person and of the Executive Officers, Director and Controlling Person (as defined below) is 500 Nyala Farm Road, Westport, CT 06880.

     The Reporting Person is the investment advisor/manager of, and exercises sole investment discretion over, the Funds, each of which are Accounts.

     The executive officer of the Reporting Person is Mr. Arthur J. Samberg, the director of the Reporting Person is Mr. Arthur J. Samberg, and the controlling shareholder is Mr. Arthur J. Samberg (collectively, the "Executive Officer, Director and Controlling Person"). Each of the Executive Officer, Director and Controlling Person is a citizen of the United States. Lawrence D. Lenihan, Jr., is an employee of the Reporting Person and serves on the Board of Directors of Netegrity.

     Neither the Reporting Person, the Executive Officer, Director nor the Controlling Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     Neither the Reporting Person, the Executive Officer, Director nor the Controlling Person has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to Federal or State securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     Not applicable.


ITEM 4.  PURPOSE OF TRANSACTIONS.

     Netegrity, Computer Associates and Merger Sub entered into a Merger Agreement pursuant to which Merger Sub will merge with and into Netegrity with Netegrity continuing as the surviving corporation, such that Netegrity will become a wholly owned subsidiary of Computer Associates. At the request of Computer Associates, each of PPE and PPEO has entered into a Stockholder Agreement pursuant to which such person has agreed to vote its shares of Common Stock for adoption of the Merger Agreement and against any other proposal or offer to acquire Netegrity.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

     As of the date hereof, the Reporting Person beneficially owns in the aggregate 2,651,180 shares of Common Stock, representing approximately 6.92% of the shares of Common Stock that the Reporting Person believes were outstanding on October 6, 2004. Of theses shares, 2,353,235 are held by PPE, 297,945 are held by PPEO. The Reporting Person has the sole power to dispose and direct the disposition of all of the shares of Common Stock held by the Funds. Pursuant to the Stockholder Agreements, the Reporting Person also shares the power to vote and direct the vote of all of these shares with Computer Associates and Merger Sub.

     To the knowledge of the Reporting Person, Computer Associates and Merger Sub are Delaware corporations located at One Computer Associates Plaza, Islandia, New York 11749. To the knowledge of the Reporting Person, Computer Associates is a provider of management software and Merger Sub is not engaged in any business. To the knowledge of the Reporting Person, neither Computer Associates nor Merger Sub has during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to Federal or State securities laws or finding any violation with respect to such laws.

     See Item 2.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     See Item 4.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

     The following document is filed as an Exhibit to this schedule and is incorporated by reference herein.

Exhibit No.    Description
-----------    -----------

    1. Form of Stockholder Agreement dated as of October 6, 2004 with Computer Associates International, Inc. and Nova Acquisition Corp.






                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


October 14, 2004

                                            Pequot Capital Management, Inc.


                                            By: /s/ Aryeh Davis
                                                --------------------------------
                                                Aryeh Davis
                                                General Counsel